SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Relevant Fact - Telecomunicações de São Paulo S.A. - Telesp" dated on September 26, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

September 26, 2006 (01 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – September 26, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance with CVM Instruction # 358 dated as of January 03, 2002, informs that its Board of Directors, on its meeting held on September 25, 2006, approved the authorization for the purchase of shares of its own issuance for canceling or keeping as treasury shares, under the terms of CVM Instruction # 10/80 and paragraph XIII of article 17 of the Company’s bylaws. Such approval refers to the shares of the Company resulting from the reverse split of the fractions, consequence of the exchange of shares of Telefônica Data Brasil Holding S.A. (“TDBH”) for shares of the Company, to be sold in auction to be held at the São Paulo Stock Exchange – Bovespa for the payment to the shareholders of TDBH that are entitled to those fractions, as established in the Contract of the Merger approved in the Extraordinary General Shareholders’ Meeting held on April 28, 2006.

The aforementioned Minutes of the Board of Directors’ Meeting, containing all the information required by CVM Instruction # 10/80 is available for consultation at the Company’s headquarters and also in the websites of CVM (www.cvm.gov.br), Bovespa’s (www.bovespa.com.br) and the Company’s (www.telesp.com.br/investidores).

São Paulo, September 25, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 26, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director